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Re:	Dominion Diamond Corporation (the “Company”)
Report of Voting Results under NI51-102

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the annual meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Wednesday, July 20, 2016. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Annual Meeting and Management Proxy Circular dated June 17, 2016 (the “Proxy Circular”). The matters voted upon at the Meeting and the results of the voting were as follows:

1.	Election of Directors

The vote on election of directors was held by way of ballot at the Meeting. CST Trust Company (“CST”) provided the Company with the Voting Results and Report on Ballot on this matter after the Meeting. The Voting Results and Report on Ballot showed that 78.97% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Brendan Bell	67,083,534	99.54%	306,633	0.46%
Graham G. Clow	66,070,841	98.04%	1,319,326	1.96%
Robert A. Gannicott	59,714,436	88.61%	7,675,731	11.39%
James K. Gowans	62,342,936	92.51%	5,047,231	7.49%
David S. Smith	65,464,397	97.14%	1,925,770	2.86%
Chuck Strahl	64,021,741	95.00%	3,368,426	5.00%
Josef Vejvoda	67,050,408	99.50%	339,759	0.50%
Thomas A. Andruskevich	66,969,117	99.38%	421,050	0.62%

As a result of the foregoing each of the above-noted eight nominee directors were elected directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

2.	Appointment of Auditors

By a resolution passed by a vote of the Shareholders held by way of a show of hands, KPMG, LLP, Chartered Accountants, were reappointed as the auditors of the Company to hold office until the next annual meeting of Shareholders at such remuneration as may be fixed by the directors and the directors of the Company were authorized to fix their remuneration.

3.	Shareholder Advisory Vote On Approach To Executive Compensation

By a resolution passed by a vote of the Shareholders held by way of ballot, the non-binding shareholder advisory vote on approach to executive compensation was approved. CST provided the Company with the Voting Results and Report on Ballot on this matter, which showed that 78.97% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
59,845,644	88.80%	7,544,523	11.20%

DATED this 20th day of July, 2016.

DOMINION DIAMOND CORPORATION

Lyle R. Hepburn, Corporate Secretary